UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ARYA Sciences Acquisition Corp. (ARYA)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G3165V109
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS

J. Goldman & Co., L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(see instructions)
(a)    [ ]
(b)    [ ]


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

178,067 shares of Common Stock

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

178,067 shares of Common Stock

9.AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

178,067 shares of Common Stock

10.CHECK IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES
(see instructions)    [ ]

11.PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (9)

0.93%

12.TYPE OF REPORTING PERSON (see instructions)

IA

1.NAMES OF REPORTING PERSONS

J. Goldman Capital Management, Inc.


2.CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(see instructions)
(a)    [ ]
(b)    [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

178,067 shares of Common Stock

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

178,067 shares of Common Stock

9.AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

178,067 shares of Common Stock

10.CHECK IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES
(see instructions)    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (9)

0.93%

12.TYPE OF REPORTING PERSON (see instructions)

CO

1.NAMES OF REPORTING PERSONS

Jay G. Goldman

2.CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
(see instructions)
(a)    [ ]
(b)    [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

178,067 shares of Common Stock

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

178,067 shares of Common Stock

9.AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

178,067 shares of Common Stock

10.CHECK IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES
(see instructions)    [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (9)

0.93%

12.TYPE OF REPORTING PERSON (see instructions)

IN

Item 1.

(a)Name of Issuer: ARYA Sciences Acquisition Corp.
(ARYA)

(b)Address of Issuer's Principal Executive Offices:

51 Astor Place, 10th Floor
New York, NY 10003

Item 2.

(a)Name of Person Filing:

This Statement is filed by: (i) J. Goldman & Co., L.P.
("JGC") with respect to Common Stock of the Company
beneficially owned by J. Goldman Master Fund, L.P.; (ii) J.
Goldman Capital Management, Inc. ("JGCM") with respect
to Common Stock of the Company beneficially owned by J.
Goldman Master Fund, L.P.; and (iii) Mr. Jay G. Goldman
with respect to Common Stock of the Company beneficially
owned by J. Goldman Master Fund, L.P.

(b)Address of the Principal Office or, if none, residence

The address of the principal place of business office of JGC, JGCM and Mr. Goldman is c/o J. Goldman & Co., L.P., 510
Madison Avenue, 26th Floor, New York, NY 10022.

(c)Citizenship

JGC and JGCM are organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America.

(d)Title of Class of Securities

Common Stock

(e)CUSIP Number

G3165V109

Item 3.  If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o).

(b)[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[X]An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

(f)[ ]An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)[X]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ]Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information as of the date of the event which requires filing of this statement required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is listed below for each Reporting
Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 19,186,500 shares of Common Stock issued and outstanding as of September 30, 2020, as represented in the Company's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 13, 2020.

(a)Amount beneficially owned:

J. Goldman & Co., L.P. - 178,067 shares of Common
Stock

J. Goldman Capital Management, Inc. - 178,067 shares of
Common Stock

Jay. G. Goldman - 178,067 shares of Common Stock

(b)Percent of class:

J. Goldman & Co., L.P. - 0.93%

J. Goldman Capital Management, Inc. - 0.93%

Jay. G. Goldman - 0.93%


(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:

J. Goldman & Co., L.P. - 0

J. Goldman Capital Management, Inc. - 0

Jay. G. Goldman - 0

(ii)Shared power to vote or to direct the vote:

J. Goldman & Co., L.P. - 178,067 shares of Common
Stock

J. Goldman Capital Management, Inc. - 178,067 shares of Common Stock

Jay. G. Goldman - 178,067 shares of Common Stock

(iii)Sole power to dispose or to direct the disposition of:

J. Goldman & Co., L.P. - 0

J. Goldman Capital Management, Inc. - 0

Jay. G. Goldman - 0

(iv)Shared power to dispose or to direct the disposition of:

J. Goldman & Co., L.P. - 178,067 shares of Common
Stock

J. Goldman Capital Management, Inc. - 178,067 shares of Common Stock

Jay. G. Goldman - 178,067 shares of Common Stock

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9.  Notice of Dissolution of Group.
N/A

Item 10.  Certification.

(a)The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. GOLDMAN & CO.,
L.P.

2/16/2021
Date

/s/ Sagan A. Weiss
Signature

Name: Sagan A. Weiss
Title: Chief Compliance
Officer


J. GOLDMAN CAPITAL
MANAGEMENT, INC.

2/16/2021
Date

/s/ Jay G. Goldman
Signature

Name: Jay G. Goldman
Title: Director


JAY G. GOLDMAN

2/16/2021
Date

/s/ Jay G. Goldman
Signature

AGREEMENT

The undersigned agree that this Schedule 13G dated December 31, 2020 relating to the Common Stock of ARYA shall be filed on behalf of the undersigned.

J. GOLDMAN & CO.,
L.P.

2/16/2021
Date

/s/ Sagan A. Weiss
Signature

Name: Sagan A. Weiss
Title: Chief Compliance
Officer


J. GOLDMAN CAPITAL
MANAGEMENT, INC.

2/16/2021
Date

/s/ Jay G. Goldman
Signature

Name: Jay G. Goldman
Title: Director


JAY G. GOLDMAN

2/16/2021
Date

/s/ Jay G. Goldman
Signature